SEC  19005654

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Public Square

_____
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Kovachick, Chief Financial Officer   (216) 689-3723
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

_____
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RMS

OATH OR AFFIRMATION

I, ___Mark A. Kovachick_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KeyBanc Capital Markets Inc._____, as of ___December 31_____, 20 _18___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KRISTINA A. NOWAK
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
January 1, 2022

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended <u>December 31, 2018</u>

<u>KeyBanc Capital Markets Inc.</u>
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications
from the Securities and Exchange Commission)

CONSOLIDATED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

KeyBanc Capital Markets Inc.
Year Ended December 31, 2018
With Report of Independent
Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2018

Contents



EY

**Building a better
working world**

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KeyBanc Capital Markets Inc., (the Company) as of December 31, 2018, the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

A member firm of Ernst & Young Global Limited



EY
Building a better
working world

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1996.

Ernst & Young LLP

February 22, 2019

KeyBanc Capital Markets Inc.

Consolidated Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets

Cash	$	19,755
Receivable from clearing organization		231,024
Securities owned, at fair value		788,194
Derivative assets		5,687
Furniture, equipment, and leasehold improvements, at cost, net		1,338
Goodwill		117,158
Other intangible assets, net		19,106
Net deferred tax assets		35,689
Receivable from affiliate		1,481
Other receivables, net		24,550
Other assets		6,197
Total assets	$	1,250,179

Liabilities and shareholder's equity

Liabilities:

Securities sold, but not yet purchased, at fair value	$	528,875
Derivative liabilities		5,550
Payable to affiliate		516
Accrued compensation		107,044
Other liabilities		28,907
Total liabilities		670,892

Shareholder's equity:

Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		616,997
Retained deficit		(37,711)
Total shareholder's equity		579,287
Total liabilities and shareholder's equity	$	1,250,179

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Operations

Year Ended December 31, 2018
(In Thousands)

Revenues		
Commissions	$	69,020
Principal transactions		31,386
Underwriting and investment banking		249,613
Interest and dividends		27,239
Other revenues		3,999
Total revenues		381,257
Expenses		
Employee compensation and benefits		273,710
Interest		17,288
Floor brokerage and clearance		11,148
Communications		2,717
Occupancy and equipment		18,165
Promotion and development		23,503
Data processing		29,035
Processing fee paid to affiliate		4,770
Management fee paid to affiliate		7,479
Other operating expenses		23,602
Total expenses		411,417
Loss before income taxes		(30,160)
Income tax benefit		(9,787)
Net loss	$	(20,373)

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year Ended December 31, 2018
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance at January 1, 2018	$ 1	$ 587,767	$ (19,111)	$ 568,657
Contributions from Parent	–	29,230	–	29,230
Cumulative effect of change in accounting principle	–	–	1,773	1,773
Net loss	–	–	(20,373)	(20,373)
Balance at December 31, 2018	$ 1	$ 616,997	$ (37,711)	$ 579,287

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2018
(In Thousands)

Operating activities	
Net loss	$ (20,373)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	9,473
Stock-based compensation expense allocated from Parent	29,230
Deferred income tax benefit	(2,236)
Changes in operating assets and liabilities:	
Decrease in receivable from clearing organizations	68,402
Decrease in securities owned, at fair value	6,954
(Increase) in derivatives, net	(11,934)
Decrease in receivables from affiliates	1,805
(Increase) in other receivables	(1,376)
(Increase) in other assets	(2,726)
(Decrease) in securities sold, not yet purchased, at fair value	(102,431)
(Decrease) in payable to affiliates	(2,167)
(Decrease) in accrued compensation	(19,277)
Increase in other liabilities	2,802
Net cash used in operating activities	(43,854)
Investing activities	
Sales of furniture, equipment, and leasehold improvements	51
Net cash provided by investing activities	51
Financing activities	
Borrowings on unsecured line of credit with Parent	1,900,000
Repayments on unsecured line of credit with Parent	(1,900,000)
Net cash provided by (used in) financing activities	–
Net decrease in cash, cash equivalents and restricted cash	(43,803)
Cash, cash equivalents and restricted cash at beginning of fiscal year	63,558
Cash, cash equivalents and restricted cash at end of fiscal year	$ 19,755
Additional disclosures relative to cash flow	
Taxes refunded from Parent	$ 9,639
Interest paid	16,348

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

1. Organization

The accompanying consolidated financial statements include KeyBanc Capital Markets Inc. and its wholly owned subsidiaries, Cain Brothers Real Estate LLC and KBCM (UK) LTD (together KBCM or the Company). The Company is a wholly owned subsidiary of KeyCorp (the Parent) and is an introducing broker and dealer clearing its customer transactions on a fully disclosed basis. The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

these consolidated financial statements or disclosed in the notes to the consolidated financial statements.

Cash

Cash represents cash in banks. Cash balances may be held in excess of FDIC insurance limits.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

Cash and cash equivalents	$18,693
Restricted cash	1,062
Total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows	$19,755

Restricted cash represents cash that has been segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Receivable From Clearing Organization

Receivable from clearing organization is recognized on a trade-date basis and represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organization in the consolidated statement of financial condition.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized in this note under the heading "Fair Value Measurements."

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the consolidated statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transactions revenue on the consolidated statement of operations. The net increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 5 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measurement, and addresses disclosures about fair value measurements. Fair value-related guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets or liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

at the valuation date, as the inputs may be influenced by certain market conditions. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

At a minimum, the Company conducts its valuations monthly for assets and liabilities carried at fair value. Additional information regarding fair value measurements and disclosures is provided in Note 6 (Fair Value Measurements).

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $9,650 at December 31, 2018.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Other intangible assets consist of the net present value of future economic benefits to be derived from the purchase of customer relationships, customer backlog, trademarks, and non-compete arrangements. Other intangible assets have finite lives and are amortized on either an accelerated or straight-line basis over a weighted-average life of six years. Goodwill is deemed to have an indefinite life and is not amortized.

Applicable accounting guidance requires goodwill and other intangible assets to be subjected to impairment testing at least annually, or when events or circumstances change that would more-likely-than-not reduce the fair value of goodwill below its carrying value. The Company performs quantitative goodwill impairment testing as of October 1st of each year. The Company continues

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

to monitor the impairment indicators for goodwill and other intangible assets, and to evaluate the carrying amount of these assets quarterly.

The first step in goodwill impairment testing is to determine the fair value of each reporting unit. This amount is estimated using comparable external market data (market approach) and discounted cash flow modeling that incorporates an appropriate risk premium and earnings forecast information (income approach). The Company has only one reporting unit and thus, if the carrying amount of the Company's total stockholder's equity exceeds its fair value, goodwill impairment may be indicated. In such a case, a second step of goodwill impairment testing would be performed whereby an estimated hypothetical purchase price for the Company would be determined (representing the Company's fair value). This hypothetical purchase price would then be compared to the fair value of the Company's net assets (excluding goodwill). Any excess of the estimated purchase price over the fair value of the Company's net assets represents the implied fair value of goodwill. If the carrying amount of the Company's goodwill exceeds the implied fair value of goodwill, the impairment loss represented by this difference is charged to earnings.

Refer to Note 7 (Goodwill and Other Intangible Assets) for additional information on the Company's goodwill and other intangible assets.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50%

2. Significant Accounting Policies (continued)

Income Taxes (continued)

likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2018. Refer to Note 8 (Income Taxes) for further discussion of the Company's income taxes.

Investment Banking Receivables

Investment banking receivables are recognized in other receivables in the consolidated statement of financial condition when revenue is earned. Investment banking receivables are individually assessed for impairment when current events and circumstances indicate probable inherent losses may exist in the receivable portfolio. Indicators of impairment may include but are not limited to receivable delinquencies, contractual disputes over earned investment banking fees, litigation, and the overall creditworthiness of investment banking clients. When the Company has determined that an investment banking receivable is impaired and the amount of impairment can be reasonably estimated, the Company recognizes an impairment allowance equal to the estimated uncollectible amount. Impairment allowances are recorded in the consolidated statement of financial condition as a reduction in the investment banking receivable and in the consolidated statement of operations as a reduction in underwriting and investment banking revenue.

The Company's impairment estimate is based upon many factors including historical collection experience and analysis of the specific facts and information regarding the collectability of the impaired receivable. The impairment estimation process involves judgment regarding collectability based upon information available at the consolidated statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the impairment allowance may be necessary as a result of changes in the specific facts associated with the impaired receivable or variances between actual and estimated results.

At December 31, 2018, the Company recognized an impairment allowance of $2,402.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on a trade-date basis and vary based on individual commission rates and production volume. Bonuses payable in cash include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Commissions and underwriting and investment banking revenue are recognized in accordance with Accounting Standards Codification 606 (ASC 606), *Revenue from Contracts with Customers*. The core principal of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. Refer to Note 10 (Revenue from Contracts with Customers) for further discussion on the Company's revenue recognition for commissions and securities underwriting revenue.

Principal transactions revenue represents revenue earned from the purchasing and selling of securities in the secondary market to satisfy fixed income customer demand. Revenues in the form of realized and unrealized trading gains and losses are recognized on a trade date basis. Realized gains and losses on sales of securities are generally determined based upon the sale of positions held on a first-in-first-out basis.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the consolidated statement of operations.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period) for awards granted in 2012 and after.

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than ten years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 13 (Stock-Based Compensation).

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted in 2018

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ASU 2015-14, *Deferral of Effective Date* ASU 2016-08, *Principal versus Agent Considerations* ASU 2016-10, *Identifying Performance Obligations and Licensing* ASU 2016-11, *Rescission of SEC Guidance because of Accounting Standard Updates 2014-09 and 2014-16 pursuant to Staff Announcements at the March 3, 2016 EITF Meeting* ASU 2016-12, *Narrow-scope Improvements and Practical Expedients* ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*	January 1, 2018	These Accounting Standards Updates (ASU) supersede the revenue recognition guidance in ASC 605, *Revenue Recognition,* and most industry-specific guidance. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These ASUs can be implemented using a retrospective method, or a cumulative-effect approach to new contracts and existing contracts with performance obligations as of the effective date.	The Company adopted ASC 606, *Revenue from Contracts with Customers* (ASC 606), using the modified retrospective method for those contracts which were not completed as of that date. Upon adoption of ASC 606, the Company changed the timing of when securities underwriting revenues are recognized. Securities underwriting revenues are now recognized on trade date less an estimate for transaction-related expenses. Previously, these revenues were recognized when the earnings process was complete based upon the estimated amount of net revenue that was deemed collectable. In connection with this change, the Company recognized a transition adjustment to the opening balance of retained earnings of $1,773, net of tax expense. The adoption of ASC 606 also required the Company to change the income statement presentation for securities underwriting and investment banking costs from a net presentation model (in underwriting and investment banking revenue) to a gross presentation model in the consolidated statement of income. ASC 606 requires entities to provide additional disclosures about revenues including the nature, amount, timing and uncertainties of revenues, certain costs and cash flows arising from contracts with customers. Refer to Note 2 (Significant Accounting Policies) and Note 10 (Revenue from Contracts with Customers) for the Company's ASC 606 revenue disclosures.

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted During 2018 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2018-13, *Fair Value Measurement: Disclosure Framework*	September 30, 2018 (removed disclosures only) An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date.	The ASU amends disclosure requirements related to fair value measurements. Specifically, entities are no longer required to disclose transfers between Level 1 and Level 2 of the fair value hierarchy, or qualitatively disclose the valuation process for Level 3 fair value measurements. The updated guidance requires disclosure of the changes in unrealized gains and losses for the period included in Other Comprehensive Income for recurring Level 3 fair value measurements. Entities also will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The additional provisions of the guidance should be adopted prospectively, while the eliminated requirements should be adopted retrospectively.	The Company early adopted the disclosures no longer required by the guidance as of September 30, 2018, and anticipates early adopting the additional provisions of the standard in 2019. The adoption of this standard will not result in significant changes to the Company's disclosures and there will be no effect to the Company's financial condition or results of operations.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted During 2018 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2017-09, *Scope of Modification Accounting*	January 1, 2018	The ASU amends ASC Topic 718, *Compensation - Stock Compensation*, and clarifies when changes to terms and conditions for share-based payment awards should be accounted for as modifications. Under the new guidance, entities should apply the modification guidance unless the fair value of the modified award is the same as the fair value of the original award immediately before modification, the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before modification, and the classification of the modified award (as equity or liability instrument) is the same as the classification of the original award immediately before modification.	The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.
ASU 2016-18, *Statement of Cash Flows*	January 1, 2018	The ASU amends Topic 230, *Statement of Cash Flows*, and requires entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. Additionally, when cash, cash equivalents, restricted cash, and restricted cash equivalents are presented in more than one-line item in the balance sheet, this ASU requires (either on the face of the statement of cash flows or in the notes to the financial statements) a reconciliation of the totals in the statement of cash flows to the related captions on the balance sheet.	Refer to the consolidated statement of cash flows and Note 2 (Significant Accounting Policies) for the new disclosures required upon adoption of this ASU. The adoption of this ASU had no impact on the Company's statement of financial condition or results of operations.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2018 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2016-02, *Leases (Topic 842)* ASU 2018-01, *Leases (Topic 842): Land Easement Practical Expedient* ASU 2018-10 Codification Improvements to Topic 842 ASU 2018-11, *Leases (Topic 842): Targeted Improvements* ASU 2018-20, *Leases (Topic 842): Narrow Scope Improvements for Lessors*	January 1, 2019 Early adoption is permitted	The ASU creates ASC Topic 842, *Leases*, and supersedes Topic 840, *Leases.* The ASU requires that a lessee recognize assets and liabilities for leases with lease terms of more than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Leveraged leases that commenced before the effective date of the new guidance are grandfathered. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, the ASU will require both types of leases to be recognized on the balance sheet. It also requires enhanced disclosures to better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The guidance should be adopted using a modified retrospective approach. However, entities may choose to measure and present the changes at the beginning of the earliest period presented, or to reflect the changes as of the adoption date.	The Company has completed the identification of leases for adoption of the standard including the evaluation of service contracts for embedded leases. New processes and internal controls have been put into place to comply with the updated standard. The adoption of this guidance on January 1, 2019, will result in an increase in right-of-use assets and associated lease liabilities arising from real estate operating leases in which the Company is the lessee. The amount of the right-of-use assets and associated lease liabilities recorded at adoption will be primarily based on the present value of unpaid future minimum lease payments, the amount of which will reflect the population of leases in effect at the date of adoption. The Company's minimum future rental payments under noncancelable real estate operating leases at December 31, 2018 were $5,229 (refer to Note 14 "Commitments and Contingencies"). Based on the lease portfolio at that time, the Company expects to gross up the balance sheet upon adoption by approximately $4,700. The Company does not expect the adoption of this guidance to have a material impact on the recognition of operating lease expense in the consolidated statement of income.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2018 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2017-04, *Simplifying the Test for Goodwill Impairment*	January 1, 2020 Early adoption is permitted	The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other and* eliminates the second step of the test for goodwill impairment. Under the new guidance, entities will compare the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the reporting unit's fair value, the entity is required to recognize an impairment charge for this amount. The new method applies to all reporting units and the performance of a qualitative assessment is still allowable. The guidance should be implemented using a prospective approach.	The adoption of this accounting guidance is not expected to have a material effect on the Company's financial condition or results of operations.

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2018, consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Securities:		
U.S. and Canadian government obligations	$ 351,793	$ 372,869
Corporate obligations	376,409	141,899
State and municipal government obligations	59,958	–
Stocks and warrants	31	4
Other securities	3	14,103
	$ 788,194	$ 528,875

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

4. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the consolidated statement of financial condition.

5. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

5. Derivative Financial Instruments (continued)

Derivative assets and liabilities are recorded at fair value on the consolidated statement of financial condition, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable. As a result, the Company could have derivative contracts with negative fair values included in derivative assets on the consolidated statement of financial condition and contracts with positive fair values included in derivative liabilities.

The Company's derivative financial instruments consist of over the counter (OTC) interest rate and credit default swaps and forward purchase and sale contracts. Interest rate and credit default contracts are entered into for the purpose of economically hedging the fair value of certain corporate bond and agency collateralized mortgage obligation inventory positions. The counterparty to these swap contracts is the Company's affiliate KeyBank N.A. (KeyBank). The Company has entered into a master netting agreement with KeyBank for these contracts.

Forward purchase and sale contracts consist of contractual commitments associated with "to be announced" (TBA) securities and when-issued securities. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts.

The Company enters into when-issued security transactions to facilitate the purchase and sale of new issue asset-backed securities (ABS) on behalf of KeyBank. Similar to TBAs, these forward contracts are generally short-term in nature and are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. At December 31, 2018, these instruments have maturity or settlement dates ranging from less than one year and one to three years. Refer to Note 11 (Related-Party Transactions) for further discussion on these transactions.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

5. Derivative Financial Instruments (continued)

The following table presents the notional amount and derivative fair value of the Company's derivative instruments outstanding at December 31, 2018.

| | | Fair Value | |
	Notional Amount	Derivative Assets	Derivative Liabilities
Interest rate swaps	$ 71,000	$ –	$2,612
Credit default swaps	1,500	–	33
Total gross fair value		–	2,645
Netting adjustments[(a)]			
Cash collateral[(b)]		–	(2,470)
Net derivatives in the balance sheet		–	175
Forward purchase contracts	511,632	5,687	6
Forward sale contracts	540,353	–	5,369
Net derivative amounts		$5,687	$5,550

[(a)] Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance.
[(b)] Represents pledged cash collateral on deposit with KeyBank.

Derivative net realized gains and losses are recognized in principal transactions revenue in the consolidated statement of operations. The following table presents the pre-tax net losses for the Company's derivative instruments for the year ended December 31, 2018.

Interest rate swaps	$(1,837)
Credit default swaps	(125)
Forward purchase and sale contracts	(360)
Total	$(2,322)

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

6. Fair Value Measurements

Fair Value Determination

Fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit spreads, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's or the Company's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when the Company is unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;

- whether there is an actual trade or relevant external quote available at the measurement date; and

- volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;

- recurring detailed reviews of profit and loss; and

- a validation of valuation model components against benchmark data and similar products, where possible.

6. Fair Value Measurements (continued)

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. On a quarterly basis, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available. The Company has prepared formal documentation of the fair value methodologies. This documentation details the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level, market participants, accounting methods, valuation methodology, and valuation inputs.

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, and commercial paper. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

6. Fair Value Measurements (continued)

Derivatives: The Company's derivative instruments consist of interest rate swaps, credit default swaps, and forward contracts to purchase and sell TBA and when-issued securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models that use observable inputs (either by a third-party pricing service or internally) or quoted prices of similar instruments.

Inputs to interest rate and credit default swap third-party pricing models primarily consist of interest rate curves, yield curves, LIBOR and Overnight Index Swap (OIS) discount rates and curves, index pricing curves, and volatility surfaces (a three-dimensional graph of implied volatility against strike price and maturity). Inputs to TBA and when-issued security third-party pricing models primarily consist of actual market trade data (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers, and interest rate swap curves.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2018.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

6. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis[a]:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$351,793	$ –	$351,793
Corporate obligations	–	376,409	–	376,409
State and municipal government obligations	–	59,958	–	59,958
Stocks and warrants	31	–	–	31
Other securities	3	–	–	3
Total securities owned	34	788,160	–	788,194
Derivative assets:				
Forward purchase contracts	–	5,687	–	5,687
Total derivative assets	–	5,687	–	5,687
Total assets on a recurring basis at fair value	$34	$793,847	$ –	$793,881
Liabilities measured on a recurring basis[a]:				
Securities sold, but not yet purchased:				
U.S. and Canadian government obligations	$ –	$372,869	$ –	$372,869
Corporate obligations	–	141,899	–	141,899
Stocks and warrants	4	–	–	4
Other securities	14,103	–	–	14,103
Total securities sold, but not yet purchased	14,107	514,768	–	528,875
Derivative liabilities:				
Interest rate swaps	–	2,612	–	2,612
Credit default swaps	–	33	–	33
Forward purchase contracts	–	6	–	6
Forward sale contracts	–	5,369	–	5,369
Derivative liabilities	–	8,020	–	8,020
Netting adjustments[b]	–	(2,470)	–	(2,470)
Total derivative liabilities	–	5,550	–	5,550
Total liabilities on a recurring basis at fair value	$ 14,107	$520,318	$ –	$534,425

[a] During 2018 the Company had no Level 3 recurring assets or liabilities.

[b] Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance. The net basis takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Total derivative assets and liabilities include these netting adjustments.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

7. Goodwill and Other Intangible Assets

Goodwill and identifiable intangible assets were recognized in connection with the Company's April 2015 merger with Pacific Crest Securities and its October 2017 acquisition of Cain Brothers & Company. Of the total goodwill and intangible assets capitalized, only the balances associated with the Cain acquisition are deductible for tax purposes. Refer to Note 2 (Significant Accounting Policies) for additional information pertaining to the Company's accounting policies on goodwill and other intangible assets.

At December 31, 2018, the carrying amount of goodwill was $117,158. There were no changes recognized to the carrying amount of goodwill in 2018.

The following table shows the gross carrying amount and the accumulated amortization of the Company's other intangible assets at December 31, 2018.

	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$26,456	$ (7,758)
Customer backlog	7,000	(7,000)
Trademarks	1,114	(706)
Non-compete agreements	2,306	(2,306)
Total	$36,876	$(17,770)

Intangible asset amortization expense totaled $8,661 during 2018. Estimated amortization expense for the next five years is as follows: 2019 – $4,908; 2020 – $4,170; 2021 – $3,314; 2022 – $2,634; and 2023 – $1,953.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax benefits included in the consolidated statement of operations are summarized below:

Current benefit:	
Federal	$(6,509)
State	(1,042)
Total current benefit	(7,551)
Deferred benefit:	
Federal	(1,930)
State	(306)
Total deferred benefit	(2,236)
Total income tax benefit	$(9,787)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 21% to loss before income taxes was as follows:

	Amount	Rate
Loss before income taxes at 21% U.S. statutory federal tax rate	$(6,334)	(21.0)%
State income tax, net of federal tax benefit	(1,065)	(3.5)
Tax-exempt interest income	(203)	(.7)
Disallowed meals and entertainment	866	2.9
Executive compensation	841	2.8
Stock-based compensation	(3,779)	(12.5)
Tax Cuts and Jobs Act	(35)	(.1)
Other	(78)	(.3)
Total income tax benefit	$(9,787)	(32.4)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

8. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 were as follows:

Deferred tax assets:	
Employee compensation accruals	$34,049
Furniture and equipment	443
Accrued expenses	986
Capitalized intangible assets	1,979
Other	10
Total deferred tax assets	37,467
Deferred tax liabilities:	
Goodwill	(914)
Prepaid expenses	(198)
State taxes	(666)
Total deferred tax liabilities	(1,778)
Total net deferred tax assets	$35,689

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes the Parent's taxable income in prior periods, projected future taxable income, potential tax-planning strategies and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

In addition, the Company recorded an income tax benefit of $35 related to the Tax Cuts and Jobs Act ("TCJ Act") which increased the effective tax rate by 0.1% in the year. The additional benefit is related to finalizing certain estimates in our deferred income taxes based upon information that was not available at the time of the Company's original estimate. This adjustment finalized the Company's review of the initial income tax impact of the TCJ Act and brought the total impact as an expense to earnings of $19,420.

8. Income Taxes (continued)

Total federal and state income taxes refunded from the Parent during 2018 were $9,639. At December 31, 2018, the Company had a $19,058 intercompany payable to the Parent for federal and state income taxes, which is included in other liabilities on the consolidated statement of financial condition.

9. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2018, the Company had ongoing committed credit arrangements of $1,750,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and the interest on these lines of credit is based on prevailing short-term rates. There were no outstanding borrowings with Parent at December 31, 2018.

10. Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers for 2018 that were accounted for under ASC 606.

Commissions	$ 69,020
Underwriting and investment banking	
Underwriting fees	97,839
Advisory fees	151,774
Total underwriting and investment banking	$249,613
Total revenue from contracts with customers	$318,633

Commissions represent revenue earned from trade execution and research services provided on behalf of the Company's institutional equity customers. In exchange for providing these services, customers are charged a commission upon execution of an equity buy or sell trade with the Company. Commissions and related clearing expenses are recognized on trade date which is the date the Company fulfills a customer trade order by contracting the trade with another counterparty and confirming the trade with the customer. Trade date or point in time recognition of commission revenue results because the Company's performance obligation is satisfied on this date as the underlying purchaser of the equity instrument is identified, the pricing of the trade is agreed upon by both parties and the risks and rewards of ownership have been transferred to/from the customer.

10. Revenue from Contracts with Customers (continued)

Underwriting and investment banking revenue represents transaction fees earned from securities underwriting and advisory services provided to public and private business entities. Securities underwriting services are rendered to assist customers (issuers) raise equity and debt investment capital from investors through securities offerings. Revenue earned from the Company's role as securities underwriter is recognized on trade date which approximates the date the Company is contractually obligated to purchase its proportional share of securities from the issuer. Trade date or point in time recognition of underwriting fees results as the Company has completed its underwriting performance obligations and the issuer obtains control and benefit of the securities offering on this date.

Advisory services are provided by the Company to customers to assist them with mergers and acquisition (M&A) and debt placement transactions. Revenue for these advisory services are recognized at a point in time upon completion of the contractually identified transaction or service.

Transaction-related expenses associated with underwriting and investment banking and advisory revenues are recognized on a gross basis within promotions and development and other operating expenses in the consolidated statement of income.

11. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates.

The Parent's banking subsidiary KeyBank provides certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate.

Support service charges from KeyBank for 2018 were:

Communications	$	2,089
Occupancy and equipment		12,595
Processing fee		4,770
Management fee		7,479
	$	26,933

11. Related-Party Transactions (continued)

At December 31, 2018, a net payable of $292 was due to KeyBank for the aforementioned support services.

During 2018, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2018, $22,986 and $19,703 of these debt securities were recognized in the Company's securities owned and securities sold, but not yet purchased portfolios, respectively. Interest income and interest expense recognized in earnings on these holdings were $951 and $452, respectively, during 2018.

The Company sells certain investment and non-investment grade loans on behalf of KeyBank. In connection with these transactions, the Company earns sales concessions from KeyBank when such loans are sold in the secondary market. The amount of sales concessions earned in 2018 totaled $3,892 and at December 31, 2018, the Company recognized a receivable from KeyBank of $1,257 associated with these transactions.

During 2018, KeyBank consummated capital raise transactions and engaged the Company to act as lead bookrunner in these transactions. Investment banking revenue recognized by the Company in connection with these capital raise transactions totaled $1,784.

The Company enters into when-issued security transactions with KeyBank to facilitate the purchase and sale of new issue asset backed securities (ABS) collateralized by KeyBank commercial mortgage loans. These when issued security transactions with KeyBank represent a contractual commitment to purchase the to-be-issued ABS security and are accounted for as derivative instruments. The notional derivative asset and liability, fair value derivative asset, and fair value derivative liability amounts associated with these instruments were $469,770, $5,401, $5,385, and $6, respectively, at December 31, 2018. Refer to Note 5 (Derivative Financial Instruments) for further information on these derivative instruments.

The Parent engages the Company to facilitate the purchase of KeyCorp common shares in the secondary market in connection with its share repurchase program. The Company earns commissions from Parent for these common share repurchases. During 2018, commissions revenue paid to the Company by Parent totaled $1,080.

11. Related-Party Transactions (continued)

The Company enters into interest rate and credit default swap transactions with KeyBank to economically hedge the fair value of certain long trading inventory positions. Refer to Note 5 (Derivative Financial Instruments) for further information on these derivative instruments.

In the normal course of business, certain investment bankers of the Company participate in generating loan syndication, foreign exchange and derivative product revenue on behalf of KeyBank. The revenue associated with these products are recognized by KeyBank while the corresponding personnel-related costs of the investment bankers are recognized by the Company. During 2018, KeyBank paid $19,000 to the Company for compensation attributed to its investment bankers' participation in producing revenue for KeyBank.

12. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution, which was 2.0% of eligible compensation for employees eligible on the last business day of the 2018 plan year. For the year ended December 31, 2018, the Company's contribution expense was $9,349, included in Employee compensation and benefits expense on the consolidated statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2018, the Company's allocated benefit was $320, included in other operating expense on the consolidated statement of operations.

13. Stock-Based Compensation

The Company's employees participate in long-term incentive compensation plans administered by the Parent. These long-term incentive award plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company.

Total compensation expense recognized by the Company for the long-term compensation plans was $29,230 for 2018. The total income tax benefit recognized in the consolidated statement of operations for these plans was $6,919 for 2018.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of stock options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2018 are shown in the following table.

Average option life	6.5 years
Future dividend yield	2.28%
Historical share price volatility	.282
Weighted-average risk-free interest rate	2.77%

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

13. Stock-Based Compensation (continued)

Stock Options (continued)

The total compensation cost and related income tax benefit for stock options was $501 and $119, respectively, during 2018. The weighted-average grant-date fair value of options was $5.12 for options granted during 2018. During 2018, stock option exercises numbered 116,672 and the aggregate intrinsic value of exercised options was $1,199. As of December 31, 2018, unrecognized compensation cost related to nonvested options under the plans totaled $390. The Company expects to recognize this cost over a weighted-average period of 2.2 years. During 2018, cash received by Parent from options exercised was $1,156 and the actual tax benefit realized for the tax deductions from options exercised totaled $255.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;

- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;

- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels; and

- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels.

Performance units vested in 2018 numbered 90,101 and were paid in cash. The total fair value of the performance units that vested in 2018 was $1,894.

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

13. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The total compensation cost and related income tax benefit recognized for the Program totaled $14,839 and $3,513, respectively, in 2018. The weighted-average grant-date fair value of awards granted under the Program was $20.09 during 2018. As of December 31, 2018, unrecognized compensation cost related to nonvested shares under the Program totaled $17,027. The Company expects to recognize this cost over a weighted-average period of 2.45 years. The total fair value of shares vested was $27,516 in 2018.

Deferred Compensation and Other Restricted Stock Awards

KeyCorp's deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted in 2012 and after. Deferrals under the voluntary programs are immediately vested.

Total compensation cost and related income tax benefit recognized for these deferred compensation arrangements totaled $13,890 and $3,288, respectively, in 2018. The weighted-average grant-date fair value of awards granted was $21.00 during 2018. As of December 31, 2018, unrecognized compensation cost related to nonvested restricted stock or units expected to vest under these special awards totaled $14,299. The Company expects to recognize this cost over a weighted-average period of 3.3 years. The total fair value of restricted stock or units vested was $9,116 in 2018.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

14. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting commitments. There were no outstanding commitments at December 31, 2018.

Derivatives

The Company enters into commitments with counterparties to purchase and sell TBA and when issued securities. Refer to Note 5 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

The Company has noncancelable operating leases primarily consisting of leased office space that expire at various dates over the next three years. Aggregate commitments under these operating leases in effect as of December 31, 2018, with initial or remaining noncancelable lease terms in excess of one year were approximately $5,229, payable as follows: 2019 – $2,970; 2020 – $2,077; and 2021 – $182. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated with the Company's operating lease obligations totaled $2,834 for the year ended December 31, 2018. The Company has sublease arrangements associated with two of its leased properties. Sublease rental income associated with these arrangements totaled $286 for the year ended December 31, 2018. At December 31, 2018, the total amount of future sublease rental payments to be received was $931.

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated statement of financial condition, the consolidated statement of operations, and the consolidated statement of cash flows of the Company.

Notes to Consolidated Financial Statements

December 31, 2018
(Dollars In Thousands)

15. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2018, the Company's net capital under the Rule was $311,163, which was $310,163 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

Supplemental Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2018
(In Thousands)

Net capital

Total shareholder's equity from statement of financial condition			$ 579,287
Deductions and/or charges:			
Nonallowable assets:			
Securities owned not readily marketable	$	28,791	
TBAs and when issued securities		489	
Investment in and receivables from affiliate		2,064	
Furniture, equipment and leasehold improvements, net		1,338	
Net deferred tax assets		35,689	
Goodwill		117,158	
Other intangible assets, net		19,106	
Other receivables		18,782	
Other assets		6,197	
			229,614
Additional charges for customers' and noncustomers' security accounts		888	
Commodity futures contracts and spot commodities - proprietary capital charges		150	
Other deductions and/or charges		2,172	
			3,210
Net capital before haircuts on security positions			346,463
Haircuts on security positions:			
Trading and investment securities:			
U.S. and Canadian government obligations		5,074	
State and municipal government obligations		3,607	
Corporate obligations		14,917	
Stocks and warrants		2,116	
Other		9,586	
			35,300
Net capital			$ 311,163

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2018
(In Thousands)

Computation of alternative net capital requirement

2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2018		–
Minimum net capital requirement		1,000
Excess net capital	$	310,163
Net capital in excess of the greater of:		
5% of combined debit items or 120% of minimum net capital requirement	$	309,962

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2018, unaudited amended Form X-17 a-5, Part II on February 22, 2019 and reconciliation submitted on February 22, 2019.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3*

December 31, 2018
(In Thousands)

Credit items

Free credit balances and other credit balances in customers' security accounts	$	41
Total credits		41

Debit items

Total debits	$	–
Excess of total credits over total debits	$	41
Amount on deposit in Reserve Bank Account	$	100

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2018, unaudited amended Form X-17a-5, Part II on February 22, 2019 and reconciliation submitted on February 22, 2019.

* The Company made a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2018 FOCUS Report with FINRA.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession
or Control Requirements under Rule 15c3-3*

December 31, 2018
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2018 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3. $ —

   A. Number of items.   —

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2018, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ —

   A. Number of items.   —

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2018, unaudited amended Form X-17a-5, Part II on February 22, 2019 and reconciliation submitted on February 22, 2019.

* The Company made a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2018 FOCUS Report with FINRA.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

SIPC-7
(36-REV 12/18)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
30177 FINRA DEC
KEYBANC CAPITAL MARKETS INC
127 PUBLIC SQ # 04-04-27-0860
CLEVELAND OH 44114-1217
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Lindenmuth (216) 689-5969

2. A. General Assessment (item 2e from page 2) $ 527,133

   B. Less payment made with SIPC-6 filed (**exclude interest**) (238,575)
      07/11/2018
      _____ Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) 288,558

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 288,558

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐ $ 288,558
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _19_ day of _February_, 20_19_.

Chief Financial Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $380,060,216

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   -

    (2) Net loss from principal transactions in securities in trading accounts.   -

    (3) Net loss from principal transactions in commodities in trading accounts.   -

    (4) Interest and dividend expense deducted in determining item 2a.   -

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   -

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   -

    (7) Net loss from securities in investment accounts.   -

        Total additions   -

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   276,810

    (2) Revenues from commodity transactions.   -

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   11,148,416

    (4) Reimbursements for postage in connection with proxy solicitation.   -

    (5) Net gain from securities in investment accounts.   -

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   -

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   -

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   -

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $17,212,873

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-

      Enter the greater of line (i) or (ii)   17,212,873

      Total deductions   28,638099

2d. SIPC Net Operating Revenues $351,422,117

2e. General Assessment @ .0015 $527,133

(to page 1, line 2.A.)

2



EY
Building a better
working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of KeyBanc Capital Markets Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of KeyBanc Capital Markets Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.



EY

Building a better
working world

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

    No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether KeyBanc Capital Markets Inc. schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2019



KeyBanc
Capital Markets

KeyBanc Capital Markets Inc. Exemption Report

KeyBanc Capital Markets Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. {240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. {240.15c33 under the following provisions of 17 C.F.R. {240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. {240.15c3-3(k) throughout the most recent fiscal year except as described on the subsequent page.

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer_____

February 22, 2019

Date of Deposit	Number of checks	Dollar Amount	Reason	Resolution
10/10/18	1	$420,000.00	Cannot Demonstrate timely deposit to Clearing Account	Enhanced Record Keeping process



EY
Building a better
working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of KeyBanc Capital Markets Inc.

We have reviewed management's statements, included in the accompanying KeyBanc Capital Markets Inc. Exemption Report, in which (1) KeyBanc Capital Markets Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2019